FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of January 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT Signatures Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: January 19, 2012

Press release January 19, 2012

BEGINNING OF SEVERAL DRILLING PROGRAMS IN JAMES BAY PLANNED EXPLORATION BUDGET OF OVER CA$20 MILLION FOR 2012

Virginia Mines Inc. (“Virginia”) is pleased to announce the beginning of drilling programs on several of its projects located in the James Bay region, province of Quebec. During the next four months, Virginia will carry out more than 28,000 metres of drilling on its base-metal Coulon (Cu-Zn-Ag) and Gayot (Ni-Cu-EGP) projects and on many other gold properties including Lac Pau, Nichicun, Poste Lemoyne Extension, and La Grande Sud.

COULON PROJECT (100% Virginia)

In the winter of 2012, Virginia will carry out, on its Coulon project, exploration work of $3 million that will include about 13,000 metres of diamond drilling.

The Coulon project is host to eight lenses mineralized in Cu-Zn-Ag and comprises indicated resources of 3,675,000 tonnes at an average grade of 3.61% Zn, 1.27% Cu, 0.4% Pb, 37.2 g/t Ag and 0.25 g/t Au and an inferred resources of 10,058,000 tonnes at an average grade of 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag and 0.18 g/t Au (published on April 14, 2009).

Drilling aimed at testing the extensions of lenses 223, 08, 44, Spirit, and 201 as well as many geophysical targets within the favourable volcanic stratigraphy. Exploration work will begin in mid January.

LAC GAYOT PROJECT (100% Virginia – option 50% to Quadra FNX)

Virginia will conduct, on the Gayot project, $2.5 million in exploration work to include 4,500 metres of diamond drilling as well as ground and borehole geophysical surveys (EM). As per an agreement entered into in June 2011, Quadra FNX Mining Ltd. has an exclusive right and option of acquiring a 50% undivided participating interest in the Lac Gayot property in consideration of $10 million in exploration work to be carried out over the next nine years and cash payments totalling $100,000 over a two-year period. Virginia will be the operator of the project until such time that a positive pre-feasibility study is completed. The agreement is subject to a 1% net smelter return royalty to Billiton Resources Canada.

The Lac Gayot property covers the entire Venus Achaean greenstone belt, which contains mainly ultramafic sills and lavas fertile in MgO. This ultramafic sequence is host to 12 mineralized zones rich in nickel-platinum-palladium spread over a lateral distance of 25 kilometres. Values of 0.5 to 15% Ni reaching up to 17.2 g/t Pd-Pt were obtained at surface while some drill intersections yielded up to 9.03% Ni, 0.6% Cu, 9 g/t Pd-Pt over 2.55 metres and 2.2% Ni, 1.41% Cu, 2.29 g/t Pd-Pt over 11.4 metres.

Exploration work is to begin in mid February.

LAC PAU PROJECT (100% Virginia – option 50% to IAMGOLD)

Virginia will carry out, on the Lac Pau project, a 3,000-metre drilling program in the winter of 2012. As per an agreement entered into in June 2011, IAMGOLD Corporation has and exclusive right and option of acquiring a 50% undivided participating interest in the Lac Pau property in consideration of $6 million in exploration work to be carried out over the next seven years and cash payments totalling $130,000 over a three-year period. Virginia will be the operator of the project until the completion of a pre-feasibility study.

The Lac Pau property covers a 12-kilometre-long gold trend associated with a major deformation corridor separating intrusive rocks of the Beausac Suite from paragneisses of the Grosbois Suite. This fertile gold-bearing structure is host to several significant gold occurrences that yielded values of up to 9.02 g/t Au over 5 metres in channel and 69.78 g/t Au (24.15 cut) over 1.2 metres in drilling. Drilling planned for the winter of 2012 will aim at testing the Hope, Jedi and Jedi Extension showings as well as other geophysical and geological targets situated along the Lac Pau auriferous corridor. Work is to begin in February 2012.

NICHICUN PROJECT (100% Virginia)

A drilling program totalling 3,000 metres is planned in the winter of 2012 on the Nichicun property. Most work will concentrate in the Portageur and Petit Pas areas where several gold showings have been discovered since 2009. The Portageur zone and its north-east extension form an auferous corridor followed laterally over more than 600 metres within the altered sediments. This auriferous corridor returned numerous channel results between 1.17 g/t over 6 metres and 1.22 g/t Au over 8 metres (including 3.44 g/t Au over 2 metres). The corridor remains open at both ends. On the otherhand, the Petit Pas showing returned channel results of up to 52.87 g/t Au over 2 metres in a highly altered and deformed sequence of basalt and andesite.

The drilling program will also aim at explaining many induced polarization anomalies identified in the winter 2011 survey. Work is to begin by the end of the winter 2012.

POSTE LEMOYNE EXTENSION (100% Virginia)

Virginia will conduct a drilling program of 1,500 metres on its Poste Lemoyne Extension project in the winter of 2012. The property is held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. Virginia may redeem at any time half of this NSR (0.5%) for $500,000. The property is host to the Orfée zone, which comprises indicated resources of 88,588 tonnes grading 9.44 g/t Au and an inferred resource of 114,895 tonnes grading 18.4 g/t Au (NI 43-101 – published on April 8, 2003).

Drilling planned for the winter of 2012 will aim at testing the new Charlie showing identified in the summer of 2011. The Charlie showing outcrops over 10 metres by 20 metres and consists of a network of quartz veins and veinlets with traces of sulphides housed within a pyroxenitic intrusive that also comprises centimetric fragments of tonalite. Veins of a thickness varying between 5 and 50 centimetres are oriented between N20◦ and N80◦. Despite the small amount of sulphides observed in these veins, grab samples collected to characterize them yielded values from 1.2 g/t Au to 40 g/t Au. Channels completed over the entire vein network also yielded encouraging results. The best results included 3.68 g/t Au over 5 metres; 3.59 g/t Au over 4 metres; 14.55 g/t Au over 1 metre; 7.64 g/t Au over 0.85 metre; and 6.95 g/t Au over 1 metre. The four other channel results varied from 1.34 g/t Au over 1 metre to 3.93 g/t Au over 1.4 metres. Work shall begin in February 2012.

LA GRANDE SUD PROJECT (100% Virginia)

A drilling program totalling about 3,000 metres is planned for the winter of 2012 on the La Grande Sud property. The property is host to the Zone 32, which comprises indicated resources of 4.2 Mt @ 2.1 g/t Au – 0.2% Cu (published on March 11, 1999) and also covers numerous other zones and gold showings spread over several kilometres within and around a tonalitic intrusive. Drilling will concentrate on the depth extension of Zone 32. Work shall begin by the end of January 2012.

Qualified Person

Technical information contained in this press release has been revised and approved by Paul Archer, vice-president exploration and acquisitions of Virginia, who is a Qualified Person as defined by National Instrument 43-101.

Planned Exploration Budget

Virginia intends to spend more than $20 million in exploration work on its projects during the current year. Work will be carried out mostly on the James Bay territory, in the Caniapiscau, LG-2, LG-4, and Opinaca-Eastmain as well as on the Nunavik Territory on the Baie Payne and Lac Gayot projects.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $43.6 million as at November 30, 2011, and 31,519,443 shares issued and outstanding as at January 13, 2012. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Amélie Laliberté, Investor Relations, André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	mines@virginia.qc.ca	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.virginia.qc.ca	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.